SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

§ 240.13d-1(a)

AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Dover Motorsports, Inc.

(Name of Issuer)

Common Stock, par value $0.10 per share

(Title of Class of Securities)

260174107

(CUSIP Number)

J. Cary Tharrington IV

Executive Vice President, Secretary and General Counsel

Speedway Motorsports, LLC

5401 East Independence Boulevard

Charlotte, North Carolina 28212

Tel: (704) 455-3239

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies to:

James N. Greene III, Esq.

Parker Poe Adams and Bernstein LLP

620 South Tryon Street, Suite 800

Charlotte, North Carolina 28202

(704) 372-9000

November 8, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 260174107

1.	NAMES OF REPORTING PERSONS: Speedway Motorsports, LLC(1)

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS BK, WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 21,226,519(2)
	8.	SHARED VOTING POWER None
	9.	SOLE DISPOSITIVE POWER 21,226,519(2)
	10.	SHARED DISPOSITIVE POWER None

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,226,519(2)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 58.3%(3)

14.	TYPE OF REPORTING PERSON OO

(1)	Speedway Motorsports, LLC is a wholly owned subsidiary of Speedway Holdings II, LLC with Speedway Holdings II, LLC being the sole member of Speedway Motorsports, LLC.
(2)

Pursuant to the Support Agreement and the Merger Agreement (defined and described below), the reporting person may be deemed to have beneficial ownership of 21,226,519 shares of common stock, par value $0.10 per share (“Common Stock”), of Dover Motorsports, Inc. (the “Company”). This includes the number of shares of Common Stock owned by the Supporting Stockholders (as defined below) and the number of shares of Class A Common Stock owned by the Supporting Stockholders, which are convertible, at any time, on a share-for-share basis into Common Stock immediately prior to the transfer or at the option of the holders thereof. Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission of the reporting person that it is the beneficial owner of any of the Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose.

(3)

The percentage is calculated based on an aggregate of 36,423,591 Shares of the Company issued and outstanding as of the close of business on November 5, 2021, which includes the Common Stock and 18,509,975 shares of Class A Common Stock that are convertible, at any time, on a share-for-share basis into Common Stock immediately prior to the transfer or at the option of the holders thereof.

CUSIP No. 260174107

1.	NAMES OF REPORTING PERSONS: Speedco II, Inc.(1)

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS BK, WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 21,226,519(2)
	8.	SHARED VOTING POWER None
	9.	SOLE DISPOSITIVE POWER 21,226,519(2)
	10.	SHARED DISPOSITIVE POWER None

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,226,519(2)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 58.3%(3)

14.	TYPE OF REPORTING PERSON CO

(1)	Speedco II, Inc. is a wholly owned subsidiary of Speedway Motorsports, LLC with Speedway Motorsports, LLC being the sole stockholder of Speedco II, Inc.
(2)

Pursuant to the Support Agreement and the Merger Agreement, the reporting person may be deemed to have beneficial ownership of 21,226,519 shares of Common Stock of the Company. This includes the number of shares of Common Stock owned by the Supporting Stockholders and the number of shares of Class A Common Stock owned by the Supporting Stockholders, which are convertible, at any time, on a share-for-share basis into Common Stock immediately prior to any transfer or at the option of the holders thereof. Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission of the reporting person that it is the beneficial owner of any of the Common Stock referred to herein for purposes of Section 13(d) of the Exchange Act, or for any other purpose.

(3)

The percentage is calculated based on an aggregate of 36,423,591 shares of the Company issued and outstanding as of the close of business on November 5, 2021, which includes the Common Stock and 18,509,975 shares of Class A Common Stock that are convertible, at any time, on a share-for-share basis into Common Stock immediately prior to the transfer or at the option of the holders thereof.

CUSIP No. 260174107

1.	NAMES OF REPORTING PERSONS: Speedway Holdings II, LLC(1)

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS BK, WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION North Carolina
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 21,226,519(2)
	8.	SHARED VOTING POWER None
	9.	SOLE DISPOSITIVE POWER 21,226,519(2)
	10.	SHARED DISPOSITIVE POWER None

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,226,519(2)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 58.3%(3)

14.	TYPE OF REPORTING PERSON OO

(1)	Speedway Holdings II, LLC is a wholly owned subsidiary of Speedway Holdings I, LLC with Speedway Holdings I, LLC being the sole member of Speedway Holdings II, LLC.
(2)

Pursuant to the Support Agreement and the Merger Agreement, the reporting person may be deemed to have beneficial ownership of 21,226,519 shares of Common Stock of the Company. This includes the number of shares of Common Stock owned by the Supporting Stockholders and the number of shares of Class A Common Stock owned by the Supporting Stockholders, which are convertible, at any time, on a share-for-share basis into Common Stock immediately prior to any transfer or at the option of the holders thereof. Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission of the reporting person that it is the beneficial owner of any of the Common Stock referred to herein for purposes of Section 13(d) of the Exchange Act, or for any other purpose.

(3)

The percentage is calculated based on an aggregate of 36,423,591 shares of the Company issued and outstanding as of the close of business on November 5, 2021, which includes the Common Stock and 18,509,975 shares of Class A Common Stock that are convertible, at any time, on a share-for-share basis into Common Stock immediately prior to the transfer or at the option of the holders thereof.

CUSIP No. 260174107

1.	NAMES OF REPORTING PERSONS: Speedway Holdings I, LLC(1)

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS BK, WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION North Carolina
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 21,226,519(2)
	8.	SHARED VOTING POWER None
	9.	SOLE DISPOSITIVE POWER 21,226,519(2)
	10.	SHARED DISPOSITIVE POWER None

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,226,519(2)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 58.3%(3)

14.	TYPE OF REPORTING PERSON OO

(1)	Speedway Holdings I, LLC is a wholly owned subsidiary of Sonic Financial Corporation with Sonic Financial Corporation being the sole member of Speedway Holdings I, LLC.
(2)

Pursuant to the Support Agreement and the Merger Agreement, the reporting person may be deemed to have beneficial ownership of 21,226,519 shares of Common Stock of the Company. This includes the number of shares of Common Stock owned by the Supporting Stockholders and the number of shares of Class A Common Stock owned by the Supporting Stockholders, which are convertible, at any time, on a share-for-share basis into Common Stock immediately prior to any transfer or at the option of the holders thereof. Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission of the reporting person that it is the beneficial owner of any of the Common Stock referred to herein for purposes of Section 13(d) of the Exchange Act, or for any other purpose.

(3)

The percentage is calculated based on an aggregate of 36,423,591 shares of the Company issued and outstanding as of the close of business on November 5, 2021, which includes the Common Stock and 18,509,975 shares of Class A Common Stock that are convertible, at any time, on a share-for-share basis into Common Stock immediately prior to the transfer or at the option of the holders thereof.

CUSIP No. 260174107

1.	NAMES OF REPORTING PERSONS: Sonic Financial Corporation

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS BK, WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION North Carolina
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 21,226,519(1)
	8.	SHARED VOTING POWER None
	9.	SOLE DISPOSITIVE POWER 21,226,519(1)
	10.	SHARED DISPOSITIVE POWER None

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,226,519(1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 58.3%(2)

14.	TYPE OF REPORTING PERSON CO

(1)

Pursuant to the Support Agreement and the Merger Agreement, the reporting person may be deemed to have beneficial ownership of 21,226,519 shares of Common Stock of the Company. This includes the number of shares of Common Stock owned by the Supporting Stockholders and the number of shares of Class A Common Stock owned by the Supporting Stockholders, which are convertible, at any time, on a share-for-share basis into Common Stock immediately prior to any transfer or at the option of the holders thereof. Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission of the reporting person that it is the beneficial owner of any of the Common Stock referred to herein for purposes of Section 13(d) of the Exchange Act, or for any other purpose.

(2)

The percentage is calculated based on an aggregate of 36,423,591 shares of the Company issued and outstanding as of the close of business on November 5, 2021, which includes the Common Stock and 18,509,975 shares of Class A Common Stock that are convertible, at any time, on a share-for-share basis into Common Stock immediately prior to the transfer or at the option of the holders thereof.

CUSIP No. 260174107

1.	NAMES OF REPORTING PERSONS: O. Bruton Smith

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS BK, WC, PF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER None
	8.	SHARED VOTING POWER 21,226,519(1)
	9.	SOLE DISPOSITIVE POWER None
	10.	SHARED DISPOSITIVE POWER 21,226,519(1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,226,519(1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 58.3%(2)

14.	TYPE OF REPORTING PERSON IN

(1)

Pursuant to the Support Agreement and the Merger Agreement, the reporting person may be deemed to have beneficial ownership of 21,226,519 shares of Common Stock of the Company. This includes the number of shares of Common Stock owned by the Supporting Stockholders and the number of shares of Class A Common Stock owned by the Supporting Stockholders, which are convertible, at any time, on a share-for-share basis into Common Stock immediately prior to any transfer or at the option of the holders thereof. Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission of the reporting person that it is the beneficial owner of any of the Common Stock referred to herein for purposes of Section 13(d) of the Exchange Act, or for any other purpose.

(2)

The percentage is calculated based on an aggregate of 36,423,591 shares of the Company issued and outstanding as of the close of business on November 5, 2021, which includes the Common Stock and 18,509,975 shares of Class A Common Stock that are convertible, at any time, on a share-for-share basis into Common Stock immediately prior to the transfer or at the option of the holders thereof.

CUSIP No. 260174107

1.	NAMES OF REPORTING PERSONS: B. Scott Smith
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS BK, WC, PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER None
	8.	SHARED VOTING POWER 21,226,519(1)
	9.	SOLE DISPOSITIVE POWER None
	10.	SHARED DISPOSITIVE POWER 21,226,519(1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,226,519(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 58.3%(2)
14.	TYPE OF REPORTING PERSON IN

(1)

Pursuant to the Support Agreement and the Merger Agreement, the reporting person may be deemed to have beneficial ownership of 21,226,519 shares of Common Stock of the Company. This includes the number of shares of Common Stock owned by the Supporting Stockholders and the number of shares of Class A Common Stock owned by the Supporting Stockholders, which are convertible, at any time, on a share-for-share basis into Common Stock immediately prior to any transfer or at the option of the holders thereof. Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission of the reporting person that it is the beneficial owner of any of the Common Stock referred to herein for purposes of Section 13(d) of the Exchange Act, or for any other purpose.

(2)

The percentage is calculated based on an aggregate of 36,423,591 shares of the Company issued and outstanding as of the close of business on November 5, 2021, which includes the Common Stock and 18,509,975 shares of Class A Common Stock that are convertible, at any time, on a share-for-share basis into Common Stock immediately prior to the transfer or at the option of the holders thereof.

CUSIP No. 260174107

1.	NAMES OF REPORTING PERSONS: David Bruton Smith
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS BK, WC, PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER None
	8.	SHARED VOTING POWER 21,226,519(1)
	9.	SOLE DISPOSITIVE POWER None
	10.	SHARED DISPOSITIVE POWER 21,226,519(1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,226,519(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 58.3%(2)
14.	TYPE OF REPORTING PERSON IN

(1)

Pursuant to the Support Agreement and the Merger Agreement, the reporting person may be deemed to have beneficial ownership of 21,226,519 shares of Common Stock of the Company. This includes the number of shares of Common Stock owned by the Supporting Stockholders and the number of shares of Class A Common Stock owned by the Supporting Stockholders, which are convertible, at any time, on a share-for-share basis into Common Stock immediately prior to any transfer or at the option of the holders thereof. Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission of the reporting person that it is the beneficial owner of any of the Common Stock referred to herein for purposes of Section 13(d) of the Exchange Act, or for any other purpose.

(2)

The percentage is calculated based on an aggregate of 36,423,591 shares of the Company issued and outstanding as of the close of business on November 5, 2021, which includes the Common Stock and 18,509,975 shares of Class A Common Stock that are convertible, at any time, on a share-for-share basis into Common Stock immediately prior to the transfer or at the option of the holders thereof.

CUSIP No. 260174107

1.	NAMES OF REPORTING PERSONS: Marcus G. Smith
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS BK, WC, PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER None
	8.	SHARED VOTING POWER 21,226,519(1)
	9.	SOLE DISPOSITIVE POWER None
	10.	SHARED DISPOSITIVE POWER 21,226,519(1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,226,519(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 58.3%(2)
14.	TYPE OF REPORTING PERSON IN

(1)

Pursuant to the Support Agreement and the Merger Agreement, the reporting person may be deemed to have beneficial ownership of 21,226,519 shares of Common Stock of the Company. This includes the number of shares of Common Stock owned by the Supporting Stockholders and the number of shares of Class A Common Stock owned by the Supporting Stockholders, which are convertible, at any time, on a share-for-share basis into Common Stock immediately prior to any transfer or at the option of the holders thereof. Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission of the reporting person that it is the beneficial owner of any of the Common Stock referred to herein for purposes of Section 13(d) of the Exchange Act, or for any other purpose.

(2)

The percentage is calculated based on an aggregate of 36,423,591 shares of the Company issued and outstanding as of the close of business on November 5, 2021, which includes the Common Stock and 18,509,975 shares of Class A Common Stock that are convertible, at any time, on a share-for-share basis into Common Stock immediately prior to the transfer or at the option of the holders thereof.

CUSIP No. 37940G109

SCHEDULE 13D

Item 1. Security and Issuer.

This statement on Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.10 per share, of Dover Motorsports, Inc. a Delaware corporation. The Company’s principal executive offices are located at 1131 North DuPont Highway, Dover, Delaware 19901.

Item 2. Identity and Background.

This Schedule 13D is being filed jointly by: (i) Speedway Motorsports, LLC, a Delaware limited liability company (“Parent”); (ii) Speedway Holdings I, LLC, a North Carolina limited liability company (“Speedway Holdings I”); (iii) Speedway Holdings II, LLC, a North Carolina limited liability company (“Speedway Holdings II”); (iv) Speedco II, Inc., a Delaware corporation (“Merger Sub”); (v) Sonic Financial Corporation, a North Carolina corporation (“SFC”); (vi) O. Bruton Smith, a United States citizen (“Bruton Smith”); (vii) B. Scott Smith, a United States citizen (“Scott Smith”); (viii) David Bruton Smith, a United States citizen (“David Smith”); and (ix) Marcus G. Smith, a United States citizen (“Marcus Smith”, and together with Parent, Speedway Holdings I, Speedway Holdings II, Merger Sub, Sonic Financial, Bruton Smith, Scott Smith, and David Smith, the “Reporting Persons”). The agreement among the Reporting Persons to file this Statement jointly in accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), is attached hereto as Exhibit 1.

Parent’s principal executive office and principal place of business is located at 5401 East Independence Boulevard, Charlotte, North Carolina 28212, and the telephone number is (704) 455-3239. Parent is a leading marketer, promoter and sponsor of motorsports entertainment in the United States. Parent, through its subsidiaries, among other activities, owns and operates the following premier facilities: Atlanta Motor Speedway, Bristol Motor Speedway, Charlotte Motor Speedway, Las Vegas Motor Speedway, New Hampshire Motor Speedway, Sonoma Raceway, and Texas Motor Speedway.

Speedway Holdings I and Speedway Holdings II’s principal executive offices and principal places of business are located at 5401 East Independence Boulevard, Charlotte, North Carolina 28212, and the telephone number is (704) 455-3239. Speedway Holdings I and Speedway Holdings II are private holding companies.

Merger Sub’s principal executive office and principal place of business is located at 5401 East Independence Boulevard, Charlotte, North Carolina 28212, and the telephone number is (704) 455-3239. Merger Sub is a wholly owned subsidiary of Parent. Merger Sub was formed solely for the purpose of consummating the transactions contemplated by the Merger Agreement (defined in Item 4 below). To date, Merger Sub has engaged and is expected to engage in no other activities other than those incidental to the Offer, the Merger and the Merger Agreement (each as defined in Item 4 below).

SFC’s principal executive office and principal place of business, and the business address of Bruton Smith, Scott Smith, David Smith and Marcus Smith, is 5401 East Independence Boulevard, Charlotte, North Carolina 28212, and the telephone number is (704) 532-3320. SFC is a private holding company. Bruton Smith, Scott Smith, David Smith and Marcus Smith are Chief Executive Officer and President, Executive Vice President, Executive Vice President, and Executive Vice President of SFC, respectively. Bruton Smith is the Executive Chairman and David Smith is the Chief Executive Officer of Sonic Automotive, Inc., a North Carolina corporation and one of the largest automotive retailers in the United States, as measured by total revenues. Marcus Smith is Chief Executive Officer of Parent.

During the last five years, none of the Reporting Persons, and, to the best knowledge of each of the Reporting Persons, none of the persons named on Schedule A, has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Pursuant to, and subject to the terms and conditions contained in the Support Agreement (defined in Item 4 below) and the Merger Agreement, the Reporting Persons may be deemed to have acquired beneficial ownership of shares of Common Stock (as defined below) and Class A Stock (as defined below) by virtue of the execution of the Support Agreement (as defined in Item 4 below). No payments were made by or on behalf of the Reporting Persons in connection with the execution of the Merger Agreement (as defined below) or the execution of the Support Agreement.

The description in Item 4 of the funds to be use by Parent and Merger Sub to finance the transactions contemplated by the Merger Agreement, including the Offer, is incorporated by reference.

Item 4. Purpose of Transaction.

Merger Agreement

On November 8, 2021, Parent and Merger Sub entered into an Agreement and Plan of Merger (the “Merger Agreement”) with the Company providing for the acquisition of the Company by Parent in an all-cash transaction, consisting of a tender offer (the “Offer”) for all of the outstanding shares of common stock, par value $0.10 per share (the “Common Stock”), and Class A Common Stock, par value $0.10 per share (the “Class A Stock”, and together with the Common Stock, the “Shares”), followed by a subsequent merger of Merger Sub with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly-owned subsidiary of Parent. The Merger Sub has approved and declared it advisable for Merger Sub to enter into the Merger Agreement and consummate the transactions contemplated by the Merger Agreement, including the Offer. Parent has approved the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer, and Parent, in its capacity as the sole stockholder of Merger Sub, has agreed to adopt the Merger Agreement. On November 8, 2021, Parent and the Company issued a joint press release announcing the entry into the Merger Agreement. Each capitalized term used herein but not defined herein shall have the meaning assigned to such term in the Merger Agreement.

The Merger Agreement provides that Merger Sub shall, and Parent shall cause Merger Sub to, commence, as promptly as practicable, but in no event later than 10 Business Days (unless otherwise agreed to by Parent and the Company) after the initial public announcement of the execution of the Merger Agreement, the Offer for all of the Company’s outstanding Shares at a purchase price of $3.61 per share net to the seller in cash (the “Offer Price”), without interest, and subject to any required withholding taxes.

Subject to the terms and conditions of the Merger Agreement, the Offer will initially remain open for 20 Business Days (calculated in accordance with Rule 14d-1(g)(3) of the Exchange Act) from the date of commencement of the Offer. If, at the initial scheduled expiration time of the Offer, any of the conditions to the Offer have not been satisfied or waived, then Merger Sub will extend the Offer for one or more consecutive periods to permit the satisfaction of all Offer conditions, except that if the sole remaining unsatisfied offer condition is the Minimum Condition (as defined below), Merger Sub will not be required to extend the Offer for more than one 5 business day period, but may elect to do so in its sole discretion. In any event, Merger Sub will not be required to extend the Offer to a date later than March 8, 2022.

The obligation of Merger Sub to purchase (and Parent to cause Merger Sub to purchase) Shares tendered in the Offer is subject to conditions, including (but not limited to) (1) the Shares having been validly tendered (and not validly withdrawn) prior to the expiration of the Offer that represent, together with the Shares then owned by Merger Sub, at least one share more than 50% of the aggregate voting power of all issued and outstanding Shares (the “Minimum Condition”), (2) the absence of any Law or Order enacted, enforced, promulgated, issued or deemed applicable to the Offer or the Merger that, directly or indirectly (i) renders illegal, delays materially or otherwise directly or indirectly restrains or prohibits the making of the Offer, the acceptance for payment of, or payment for, some or all of the Shares by Merger Sub or the consummation of the Merger by the Company, Parent or Merger Sub, (ii) imposes or confirms any limitation on the ability of Parent or Merger Sub or any Affiliate of the foregoing to exercise full rights of ownership of the shares of Shares to be acquired by Parent and Merger Sub in the Offer or the Merger, or (iii) compels Parent, Merger Sub or the Company or any Affiliate of the foregoing to take any action not required to be taken (or not permitted to be taken without Parent’s consent)

pursuant to the terms of the Merger Agreement, including as contemplated by Section 5.6 of the Merger Agreement enjoining or otherwise prohibiting consummation of the Offer or the Merger, (3) the waiting period (and any extension thereof) applicable to the consummation of the Offer and the Merger under the HSR Act shall have expired or the early termination thereof shall have been granted and any other approvals required thereunder shall have been obtained and any voluntary agreement between the Company and the Federal Trade Commission or the Department of Justice pursuant to which the Company has agreed not to consummate the Offer or the Merger for any period of time has passed, (4) the accuracy of the Company’s representations and warranties contained in the Merger Agreement (generally subject to qualifications as to materiality) shall be true and correct in all respects as of the date of the Merger Agreement, (5) the Company shall have complied with or performed in all material respects all of its obligations, covenants and agreements required to be complied with or performed by it prior to the effective time of the Merger (the “Effective Time”), (6) since the date of the Merger Agreement, there shall have not been any effect, development, change, event, state of circumstances of facts or occurrence that, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on the Company, (7) the consummation of the Merger shall be reasonably capable of occurring immediately following the Expiration Time and (8) the Merger Agreement not having been terminated in accordance with Article VII of the Merger Agreement.

Following the consummation of the Offer, and subject to the satisfaction or waiver of certain conditions set forth in the Merger Agreement, the Merger will be effected pursuant to the procedure provided for by Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”) without a meeting or vote of the Company’s stockholders.

At the Effective Time, each Share issued and outstanding immediately before the Effective Time (other than Company Equity Awards and shares (1) owned by the Company as treasury stock, or (2) owned by Merger Sub, including any shares irrevocably accepted for purchase by Merger Sub in the Offer) will be automatically cancelled and converted into the right to receive the Offer Price (the “Merger Consideration”), without interest and subject to any required withholding taxes. Any Dissenting Shares shall not be canceled and converted into the right to receive the Merger Consideration but instead shall by virtue of the Merger be cancelled and converted into the right to receive only such consideration as determined in accordance with Section 262 of the DGCL.

In addition, at the Effective Time, the Company Equity Awards would be treated as follows (1) each vested or unvested Company stock option, whether or not then vested or unvested, that is unexpired and unexecuted immediately prior to the Effective Time shall be canceled and converted into the right to receive from Parent or the Surviving Corporation pursuant to Section 2.3(e) of the Merger Agreement an amount in cash, without interest, equal to the Option Consideration multiplied by the aggregate number of Shares subject to such Company stock option immediately before the Effective Time, (2) each vested or unvested award of time-based restricted stock and each award of already earned performance-based restricted stock will be vested and all restrictions thereon shall lapse in full as of immediately before the Effective Time and will be canceled and converted into the right to receive an amount in cash, without interest and subject to any required withholding taxes, equal to the Offer Price, multiplied by the number of Shares subject to such award immediately before the Effective Time, and (3) each unearned award of performance-based restricted stock shall be vested and all restrictions thereon shall lapse at the target level for such award as of immediately before the Effective Time and will be canceled and converted into the right to receive an amount in cash, without interest, equal in value to the Offer Price multiplied by the aggregate number of Shares subject to the target level for such Company Performance Award immediately before the Effective Time.

The Merger Agreement contains representations, warranties and covenants of the parties customary for a transaction of this nature, including an agreement that the parties will use commercially reasonable efforts to cause the Offer and the Merger to be consummated. The Company has also agreed (1) to operate its business, in all material respects, in the ordinary course consistent with past practice, (2) to certain other restrictions on its operations and (3) not to solicit other proposals to acquire the Company or to participate in discussions or provide information in connection with other proposals to acquire the Company, subject to certain exceptions to permit the Board to comply with its fiduciary obligations.

Prior to the Offer Acceptance Time, the Board of the Company may (1) terminate the Merger Agreement to enter into an agreement with respect to a Superior Proposal, or (2) change its recommendation that the Company’s stockholders accept the Offer and tender their Shares in the Offer in connection with an Intervening Event, in each case subject to compliance with notice and other specified conditions, including giving Parent the opportunity to propose revisions to the terms of the Merger Agreement, and in the case of termination, upon payment of the termination fee discussed below.

The Merger Agreement also contains other termination rights for the Company and Parent. Upon termination of the Merger Agreement under specified circumstances, the Company will be required to pay Parent a termination fee of $5,100,000.

If the Merger is consummated, (1) the Company’s Shares will be delisted from the New York Stock Exchange and deregistered under the Exchange Act, and (2) the directors and officers of Merger Sub immediately before the Effective Time will be, from and after the Effective Time, the directors and officers of the Company until such time as their respective successors are duly elected or appointed and qualified or until their earlier death, resignation or removal or until additional directors and officers are duly elected or appointed and qualified.

The foregoing description of the Merger Agreement is not complete and is qualified in its entirety by reference to the full text of the Merger Agreement, which is included as an exhibit to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on November 9, 2021 and is incorporated herein by reference.

As of the close of business on November 5, 2021, (a) 36,423,591 Shares were issued and outstanding, including 509,200 shares of Common Stock of the Company with a par value of $0.10 per share issued under the Company Equity Plan (b) 1,073,000 shares of Common Stock of the Company with a par value of $0.10 per share were reserved for issuance under the Company Equity Plan for unvested Common Stock Awards and Company Performance Awards. Based on the foregoing, Merger Sub will be required to pay aggregate consideration of approximately $131.5 million to acquire all such shares of the Company. The Parent and Merger Sub expect to fund the aggregate consideration payable to the Company’s securityholders in connection with the Offer and the Merger, the payment of fees and expenses in connection with the Offer and the Merger and ongoing working capital and general corporate needs with (1) borrowings under the Parent’s existing Amended and Restated Credit Facility, dated as of September 17, 2019, by and among Parent, Speedway Funding LLC, as borrowers, certain subsidiaries of Parent, as guarantors, and Bank of America N.A., as a lender and as agent for the other lenders thereunder, as may be amended from time to time, and (2) cash on hand.

The purpose of the Offer and the Merger is for Parent to acquire control of, and the entire equity interest in, the Company. The Offer, as the first step in the acquisition of the Company, is intended to facilitate the acquisition of all of the Shares. The purpose of the Merger is to acquire all capital stock of the Company not purchased pursuant to the Offer and to cause the Company to become a wholly owned subsidiary of Parent.

Except as set forth in this Schedule 13D and in connection with the Offer and the Merger described above, the Reporting Persons have no plan or proposal that relates to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Support Agreement

In connection with the Offer and Merger, and concurrently with the execution of the Merger Agreement, Parent and Merger Sub entered into a Tender and Support Agreement (the “Support Agreement”) with Henry B. Tippie, individually and as trustee of the RMT Trust, Jeffrey W. Rollins, Gary W. Rollins, the RMT Trust, Mike Tatoian, Tim Horne, Tom Wintermantel, Denis McGlynn, Louise McGlynn, Patrick Bagley, Nevada Oversight, Inc. as trustee of the Marital Trust held under the R. Randall Rollins 2012 Trust, and Radcliffe Hastings (each, a “Supporting Stockholder”, and together, the “Supporting Stockholders”). Each capitalized term used herein but not defined herein shall have the meaning assigned to such term in the Support Agreement. Pursuant to the Support Agreement, the Supporting Stockholders have agreed to tender shares of Common Stock and Class A Common Stock held by them in the

Offer and to otherwise support the transactions contemplated by the Merger Agreement provided that if an Adverse Recommendation Change (as defined in the Merger Agreement) is made in connection with an Intervening Event (as defined in the Merger Agreement) after such Stockholder has tendered its Shares, such Supporting Stockholder may withdraw a portion of its shares provided that such Supporting Stockholder’s Minimum Shares remain tendered and that such Supporting Stockholder shall promptly tender such withdrawn shares at such time that such Adverse Recommendation Change is no longer continuing. As a group, the Supporting Stockholders held approximately 92% of the voting power of the Company and approximately 57.5% of the total number of shares outstanding as of November 5, 2021.

The Support Agreement terminates upon the occurrence of certain circumstances, including in the event that the Merger Agreement is terminated in accordance with its terms.

The foregoing description of the Support Agreement is not complete and is qualified in its entirety by reference to the full text of the Support Agreement, which is included as an exhibit to the Company’s Current Report on Form 8-K filed with the SEC on November 9, 2021 and is incorporated herein by reference.

Notice to Investors

The tender offer described above has not yet commenced. This communication is for informational purposes only and is not a recommendation, an offer to purchase or a solicitation of an offer to sell shares of the Company. The solicitation and offer to buy the Company’s shares will only be made pursuant to an offer to purchase and related materials. At the time the tender offer is commenced, Parent and Merger Sub will cause a tender offer statement and related exhibits to be filed with the U.S. Securities and Exchange Commission (the “SEC”) and the Company will file a solicitation/recommendation statement with respect to the tender offer.

Investors and stockholders of the Company are strongly advised to read the tender offer statement (including the related exhibits) and the solicitation/recommendation statement, as they may be amended from time to time, when they become available, because they will contain important information, including the terms and conditions of the offer, that stockholders should consider before making any decision regarding the tender of their shares.

The tender offer statement (including the related exhibits), the solicitation/recommendation statement and the other documents filed by the Company with the SEC, including the Merger Agreement, will be available at no charge on the SEC’s website at www.sec.gov. In addition, the tender offer statement and other documents that Purchaser files with the SEC will be made available to all stockholders of the Company free of charge from the information agent for the tender offer, and the solicitation/recommendation statement and the other documents filed by the Company with the SEC will be made available to all stockholders of the company free of charge at https://www.doverspeedway.com/investor-relations/.

Item 5. Interest in Securities of the Issuer.

The information contained on the cover pages to this Schedule 13D and the information set forth or incorporated in Items 2, 3 and 4 is incorporated herein by reference.

Except to the extent that it may be deemed to by virtue of the Support Agreement, none of the Reporting Persons, and to the best knowledge of the Reporting Persons, none of the persons named in Schedule A hereto, have sole power to vote or direct the vote, shared power to vote or to direct the vote, or sole or shared power to dispose or to direct the disposition of any Shares.

Except to the extent that may be deemed to by virtue of the Support Agreement, none of the Reporting Persons have acquired any Shares in the past 60 days and to the best of their respective knowledge, none of the Reporting Persons has effected any other transaction involving the Company’s Shares during the last 60 days from the date hereof.

Except as set forth in this Item 5, to the best knowledge of the Reporting Persons, none of the Reporting Persons nor any other person listed in Schedule A hereto have effected any transaction in any Shares during the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth under Items 3, 4 and 5 of this Schedule 13D is incorporated herein by reference.

Except for the Merger Agreement and Support Agreement described in this Schedule 13D, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise), among the Reporting Persons or, to the best knowledge of the Reporting Persons, any other person named in Schedule A hereto, or between such persons and any other person, with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

Exhibit Number	Exhibit Name

1.	Joint Filing Agreement, dated as of November 18, 2021, by and among Speedway Motorsports, LLC, Speedway Holdings I, LLC, Speedway Holdings II, LLC, Speedco II, Inc, Sonic Financial Corporation, O. Bruton Smith, B. Scott Smith, David Bruton Smith, and Marcus G. Smith.

2.	Tender and Support Agreement, dated as of November 8, 2021, by and among Speedway Motorsports, LLC, Speedco II, Inc., Henry B. Tippie, individually and as trustee of the RMT Trust, Jeffrey W. Rollins, Gary W. Rollins, the RMT Trust, Mike Tatoian, Tim Horne, Tom Wintermantel, Denis McGlynn, Louise McGlynn, Patrick Bagley, Nevada Oversight, Inc. as trustee of the Marital Trust held under the R. Randall Rollins 2012 Trust, and Radcliffe Hastings (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of Dover Motorsports, Inc. filed on November 9, 2021).

3.	Agreement and Plan of Merger, dated as of November 8, 2021 by and among Speedway Motorsports, LLC, Speedco II, Inc., and Dover Motorsports, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K of Dover Motorsports, Inc. filed on November 9, 2021).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 18, 2021

SPEEDWAY MOTORSPORTS, LLC

/s/ William R. Brooks
Name: William R. Brooks
Title: Vice Chairman, Chief Financial Officer and Treasurer

SPEEDWAY HOLDINGS I, LLC

/s/ William R. Brooks
Name: William R. Brooks
Title: Vice President and Chief Financial Officer

SPEEDWAY HOLDINGS II, LLC

/s/ William R. Brooks
Name: William R. Brooks
Title: Vice President and Chief Financial Officer

SPEEDCO II, LLC

/s/ William R. Brooks
Name: William R. Brooks
Title: Vice President, Chief Financial Officer, Secretary and Treasurer

SONIC FINANCIAL CORPORATION

/s/ William R. Brooks
Name: William R. Brooks
Title: Vice President and Chief Financial Officer

/s/ O. Bruton Smith
O. BRUTON SMITH

/s/ B. Scott Smith
B. SCOTT SMITH

/s/ David Bruton Smith
DAVID BRUTON SMITH

/s/ Marcus G. Smith
MARCUS G. SMITH

SCHEDULE A

The name, business address, business telephone number, title, present principal occupation or employment and citizenship of each executive officer and director of Parent, Merger Sub, Speedway Holdings I, Speedway Holdings II and SFC are set forth below.

Executive Officers and Directors of Speedway Motorsports, LLC

Name	Citizenship	Business Address / Business Telephone Number	Present Principal Occupation or Employment
O. Bruton Smith	United States	5401 East Independence Boulevard, Charlotte, North Carolina 28212 (704) 455-3239	Executive Chairman / Director

Marcus G. Smith	United States	5401 East Independence Boulevard, Charlotte, North Carolina 28212 (704) 455-3239	Chief Executive Officer and President / Director

B. Scott Smith	United States	5401 East Independence Boulevard, Charlotte, North Carolina 28212 (704) 455-3239	Executive Director / Director

David Bruton Smith	Untied States	5401 East Independence Boulevard, Charlotte, North Carolina 28212 (704) 455-3239	Director

William R. Brooks	United States	5401 East Independence Boulevard, Charlotte, North Carolina 28212 (704) 455-3239	Vice Chairman, Chief Financial Officer and Treasurer / Director

Michael D. Burks	United States	5401 East Independence Boulevard, Charlotte, North Carolina 28212 (704) 455-3239	Executive Vice President and Chief Strategy Officer

Jessica Fickenscher	United States	5401 East Independence Boulevard, Charlotte, North Carolina 28212 (704) 455-3239	Executive Vice President and Chief Experience Officer

J. Cary Tharrington IV	United States	5401 East Independence Boulevard, Charlotte, North Carolina 28212 (704) 455-3239	Executive Vice President, Chief Legal Officer, General Counsel and Secretary

Michael Hodge	United States	5401 East Independence Boulevard, Charlotte, North Carolina 28212 (704) 455-3239	Executive Vice President, Chief Accounting Officer and Assistant Treasurer

Cynthia B. Jacobson	United States	5401 East Independence Boulevard, Charlotte, North Carolina 28212 (704) 455-3239	Executive Vice President – Human Resources

Executive Officers and Directors of Speedco II, Inc.

Name	Citizenship	Business Address / Business Telephone Number	Present Principal Occupation or Employment
O. Bruton Smith	United States	5401 East Independence Boulevard, Charlotte, North Carolina 28212 (704) 455-3239	Executive Chairman

B. Scott Smith	United States	5401 East Independence Boulevard, Charlotte, North Carolina 28212 (704) 455-3239	Executive Director

Marcus G. Smith	United States	5401 East Independence Boulevard, Charlotte, North Carolina 28212 (704) 455-3239	Chief Executive Officer and President / Director

William R. Brooks	United States	5401 East Independence Boulevard, Charlotte, North Carolina 28212 (704) 455-3239	Vice Chairman, Chief Financial Officer and Treasurer / Director

Michael D. Burch	United States	5401 East Independence Boulevard, Charlotte, North Carolina 28212 (704) 455-3239	Executive Vice President and Chief Strategy Officer / Director

Jessica Fickenscher	United States	5401 East Independence Boulevard, Charlotte, North Carolina 28212 (704) 455-3239	Executive Vice President and Chief Experience Officer

J. Cary Tharrington IV	United States	5401 East Independence Boulevard, Charlotte, North Carolina 28212 (704) 455-3239	Executive Vice President, Chief Legal Officer, General Counsel and Secretary

Michael Hodge	United States	5401 East Independence Boulevard, Charlotte, North Carolina 28212 (704) 455-3239	Executive Vice President, Chief Accounting Officer, and Assistant Treasurer

Cynthia B. Jacobson	United States	5401 East Independence Boulevard, Charlotte, North Carolina 28212 (704) 455-3239	Executive Vice President – Human Resources

Jonathan Brady	United States	5401 East Independence Boulevard, Charlotte, North Carolina 28212 (704) 455-3239	Senior Vice President and Chief Information Officer

Steve Swift	United States	5401 East Independence Boulevard, Charlotte, North Carolina 28212 (704) 455-3239	Senior Vice President – Operations and Development

Kim Daniels	United States	5401 East Independence Boulevard, Charlotte, North Carolina 28212 (704) 455-3239	Senior Vice President – Financial Reporting

Carla Weston	United States	5401 East Independence Boulevard, Charlotte, North Carolina 28212 (704) 455-3239	Vice President – Financial Compliance, Assistant Treasurer and Assistant Secretary

Janet Kirkley	United States	5401 East Independence Boulevard, Charlotte, North Carolina 28212 (704) 455-3239	Vice President – Legal Compliance and Assistant Secretary

Angela McDowell	United States	5401 East Independence Boulevard, Charlotte, North Carolina 28212 (704) 455-3239	Vice President – Accounting, Controller and Assistant Treasurer

Executive Officers of Speedway Holdings I, LLC

Name	Citizenship	Business Address / Business Telephone Number	Present Principal Occupation or Employment
O. Bruton Smith	United States	5401 East Independence Boulevard, Charlotte, North Carolina 28212 (704) 455-3239	Chief Executive Officer and President

B. Scott Smith	United States	5401 East Independence Boulevard, Charlotte, North Carolina 28212 (704) 455-3239	Executive Vice President

David Bruton Smith	United States	5401 East Independence Boulevard, Charlotte, North Carolina 28212 (704) 455-3239	Executive Vice President

Marcus G. Smith	United States	5401 East Independence Boulevard, Charlotte, North Carolina 28212 (704) 455-3239	Executive Vice President

William R. Brooks	United States	5401 East Independence Boulevard, Charlotte, North Carolina 28212 (704) 455-3239	Vice President and Chief Financial Officer

J. Cary Tharrington IV	United States	5401 East Independence Boulevard, Charlotte, North Carolina 28212 (704) 455-3239	Vice President and Secretary

Michael E. Hodge	United States	5401 East Independence Boulevard, Charlotte, North Carolina 28212 (704) 455-3239	Vice President and Treasurer

Executive Officers of Speedway Holdings II, LLC

Name	Citizenship	Business Address / Business Telephone Number	Present Principal Occupation or Employment
O. Bruton Smith	United States	5401 East Independence Boulevard, Charlotte, North Carolina 28212 (704) 455-3239	Chief Executive Officer and President

B. Scott Smith	United States	5401 East Independence Boulevard, Charlotte, North Carolina 28212 (704) 455-3239	Executive Vice President

David Bruton Smith	United States	5401 East Independence Boulevard, Charlotte, North Carolina 28212 (704) 455-3239	Executive Vice President

Marcus G. Smith	United States	5401 East Independence Boulevard, Charlotte, North Carolina 28212 (704) 455-3239	Executive Vice President

William R. Brooks	United States	5401 East Independence Boulevard, Charlotte, North Carolina 28212 (704) 455-3239	Vice President and Chief Financial Officer

J. Cary Tharrington IV	United States	5401 East Independence Boulevard, Charlotte, North Carolina 28212 (704) 455-3239	Vice President and Secretary

Michael E. Hodge	United States	5401 East Independence Boulevard, Charlotte, North Carolina 28212 (704) 455-3239	Vice President and Treasurer

Executive Officers and Directors of Sonic Financial Corporation

Name	Citizenship	Business Address / Business Telephone Number	Present Principal Occupation or Employment
O. Bruton Smith	United States	5401 East Independence Boulevard, Charlotte, North Carolina 28212 (704) 455-3239	Chief Executive Officer and President / Director

B. Scott Smith	United States	5401 East Independence Boulevard, Charlotte, North Carolina 28212 (704) 455-3239	Executive Vice President / Director

David Bruton Smith	United States	5401 East Independence Boulevard, Charlotte, North Carolina 28212 (704) 455-3239	Executive Vice President / Director

Marcus G. Smith	United States	5401 East Independence Boulevard, Charlotte, North Carolina 28212 (704) 455-3239	Executive Vice President / Director

William R. Brooks	United States	5401 East Independence Boulevard, Charlotte, North Carolina 28212 (704) 455-3239	Vice President and Chief Financial Officer / Director

J. Cary Tharrington IV	United States	5401 East Independence Boulevard, Charlotte, North Carolina 28212 (704) 455-3239	Vice President and Secretary

Name	Citizenship	Business Address / Business Telephone Number	Present Principal Occupation or Employment

Michael E. Hodge	United States	5401 East Independence Boulevard, Charlotte, North Carolina 28212 (704) 455-3239	Vice President and Treasurer

Cynthia Jacobson	United States	5401 East Independence Boulevard, Charlotte, North Carolina 28212 (704) 455-3239	Vice President – Human Resources